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                             May 21, 2024

       Gyo Sagara
       Chief Executive Officer
       Ono Pharmaceutical Co., Ltd.
       8-2 Kyutaromachi 1-chome
       Chuo-ku, Osaka 541-8564
       Japan

                                                        Re: Ono Pharmaceutical
Co., Ltd.
                                                            Deciphera
Pharmaceuticals, Inc.
                                                            Schedule TO-T filed
May 13, 2024
                                                            Filed by Topaz
Merger Sub, Inc. and Ono Pharmaceutical Co., Ltd.
                                                            File No. 005-90130

       Dear Gyo Sagara:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed May 13, 2024; Offer to Purchase

       Summary Term Sheet, page 6

   1. We note that the capitalized term "Debt Financing Source" is used in this section, without any accompanying
definition or cross-reference. Please define capitalized terms the first time they are used, or
provide appropriate cross-references to where such terms are defined.
       Source and Amount of Funds, page 27

   2. Disclose the existence of any alternative financing plans or arrangements in the event Parent and
Purchaser do not have the necessary funds to pay the offer
                                                        consideration and
related fees and expenses. If there are none, so state. Refer to Item
                                                        1007(b) of Regulation
M-A. As relevant here, we note your disclosure, on page 28, that
 Gyo Sagara
Ono Pharmaceutical Co., Ltd.
May 21, 2024
Page 2
         "[t]he definitive Facility Documents have not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this Offer to Purchase,"
         and that "[t]here is a risk that these conditions precedent will not be satisfied and the Debt
         Financing may not be funded when required."
The Merger Agreement; Other Agreements, page 35

3. On page 35, refer to the last sentence of the second paragraph under this section. Please revise to remove any potential implication that the Merger Agreement, and any other agreements, do not constitute public disclosure under the federal securities laws. For instance, clarify that information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the parties in their public reports, if any, filed with the Commission. Additionally, please confirm your understanding that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in this filing not misleading.
4. On page 57, under subsection titled "Offer Conditions," please revise to direct the shareholders to the correct section. We note that Section 13 is titled "The
         Recommendation by the Board of Directors of the Company."
Certain Conditions to the Offer, page 60

5. Refer to the disclosure in the last paragraph in this section. If an Offer Condition is
            triggered    while the Offer is pending, in our view, the Parent or
Purchaser must promptly
         inform shareholders whether they will assert the condition and terminate the Offer, or
         waive it and continue. Reserving the right to waive a condition    at
any time and from time
         to time    is inconsistent with your obligation in this regard. Please revise the language here
         that implies that failing to assert a condition is not a waiver of such Offer Condition, or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Eddie Kim at 202-679-6943 or David Plattner at 202-551-
8094.



FirstName LastNameGyo Sagara                                    Sincerely,
Comapany NameOno Pharmaceutical Co., Ltd.
                                                                Division of
Corporation Finance
May 21, 2024 Page 2                                             Office of
Mergers & Acquisitions
FirstName LastName